

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 19, 2008

Via U.S. mail and facsimile

Kuldip Kumar Kaura, Chief Executive Officer
Sterlite Industries (India) Limited
Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashta 400-099
India

>   **Re: Sterlite Industries (India) Limited**
>   **Form 20-F**
>   **Filed June 30, 2008**
>   **File No. 1-33175**

Dear Mr. Kaura:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Competitive Strengths, page 46

2.   We note that you indicate that one of your competitive strengths is the "relatively large and inexpensive labor and talent pools in India." Please explain and reconcile this strength with the risk factor on page 18 titled, "Shortage of skilled labor in the metals and mining industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations."

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Anne Nguyen Parker at (202) 551-3611 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
     A. Nguyen Parker